ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly Held Company NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. ("Itaú Unibanco" or "Company") announces to its stockholders and the market that it has concluded today, through its subsidiaries, the sale of all Class A shares that it held issued by XP Inc. ("XP"), a company incorporated in the Cayman Islands and listed on Nasdaq. Itaú Unibanco remains with 8.285.060 of XP's Class B shares, which represent 1.54% of its XP's total share capital.

This sale is not expected to have a material impact on the Company's capital ratios and results for this fiscal year.

São Paulo (SP), August 23, 2024.

GUSTAVO LOPES RODRIGUES
Investor Relations Officer